Transaction Summary February 4, 2016 Filed by Cascade Microtech, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Cascade Microtech, Inc. Commission File No.: 000-51072 Date: February 4, 2016

Cautions Regarding Forward-Looking Statements Forward-Looking Statements This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between FormFactor and Cascade Microtech. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties, many of which are beyond FormFactor’s and Cascade Microtech’s control, that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “may,” “might,” “will,” “could,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend” and “continue,” the negative or plural of these words and similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the timing to consummate the proposed merger; failure of the Cascade Microtech shareholders to approve the proposed merger; the terms and availability of the proposed financing arrangements; the risk that a condition to closing of the merger may not be satisfied; failure to achieve regulatory approval or the risk that it is obtained subject to conditions that are not anticipated; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; the diversion of management time on merger-related issues; and changes in FormFactor’s or Cascade Microtech’s future cash requirements, capital requirements, results of operations, financial conditions and/or cash flows, and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed by FormFactor and Cascade Microtech with the U.S. Securities and Exchange Commission (the “SEC”), under the caption “Risk Factors” and elsewhere. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FormFactor or Cascade Microtech. Unless required by law, FormFactor and Cascade Microtech are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise. PAGE: ©2016 FormFactor Inc.

Additional Information and Where to Find It; Participants in the Solicitation No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed merger, FormFactor intends to file a registration statement on Form S-4, which will include a preliminary prospectus, related materials to register the shares of FormFactor common stock to be issued in the merger and other documents concerning the proposed merger, and Cascade Microtech intends to file a proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FORMFACTOR, CASCADE MICROTECH, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when they are available) and any other documents filed by FormFactor and Cascade Microtech with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by FormFactor may also be obtained for free by contacting FormFactor Investor Relations by mail at FormFactor Inc., Investor Relations, 7005 Southfront St., Livermore, California 94551, Attention: Investor Relations or by going to FormFactor’s Investor Relations page on its corporate web site at www.formfactor.com, or and copies of documents filed with the SEC by Cascade Microtech may also be obtained for free by contacting Cascade Microtech Investor Relations by mail at Cascade Microtech, Inc., 9100 SW Gemini Drive, Beaverton, Oregon 97008, Attention: Investor Relations or by going to Cascade Microtech’s Investor Relations page on its corporate web site at www.CascadeMicrotech.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the proxy statement/prospectus. Participants in the Solicitation Cascade Microtech and FormFactor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Cascade Microtech shareholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cascade Microtech security holders in connection with the proposed merger will be set forth in the registration statement and the proxy statement/prospectus when filed with the SEC. Information regarding Cascade Microtech’s executive officers and directors is included in Cascade Microtech’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 12, 2015, and its proxy statement for its 2015 annual meeting of shareholders, filed with the SEC on April 6, 2015. Information regarding FormFactor’s executive officers and directors is included in FormFactor’s Annual Report on Form 10-K for the year ended December 27, 2014, filed with the SEC on March 6, 2015, its proxy statement for its 2015 annual meeting of shareholders, filed with the SEC on March 19, 2015 and its Current Report on Form 8-K, filed with the SEC on August 7, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Cascade Microtech and FormFactor have interests in the transaction that may differ from the interests of Cascade Microtech and FormFactor shareholders generally, respectively. These interests will be described in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. ©2016 FormFactor Inc. PAGE:

A Compelling Combination for Customers, Employees, and Shareholders ©2016 FormFactor Inc. Combines market leaders across multiple complementary semiconductor test and measurement applications from engineering to production Creates significant scale and customer diversification Strengthens market presence in probe cards and expands available market to broader test, measurement, and yield space Delivers significant cost and infrastructure synergies Immediately accretive to non-GAAP EPS and free cash flow PAGE:

Transaction Summary

Consideration Per Share	▪ Cascade stockholders to receive per share[1]: ▫ Cash of $16.00 ▫ 0.6534 shares of FormFactor Stock ▫ Total consideration value of ~$21.13[2] ▪ Premium of 37% to Cascade's 30-day VWAP[3]
Transaction Consideration	▪ ~$352M of total consideration to Cascade stockholders ▫ ~$270M in cash, including ~$15M to cash out vested equity awards, and 10.4M of FormFactor shares (current value $82M[2]) ▫ Plus additional ~1.2M shares for assumed equity awards ▪ Cascade common stockholders to own ~15% of combined company
Leadership & Board of Directors	▪ Mike Slessor, CEO ▪ Tom St. Dennis, Chairman ▪ One member to be added to the FormFactor Board from Cascade's Board
Approval Process & Expected Closing	▪ Cascade stockholder approval ▪ Customary closing conditions and regulatory approvals ▪ Closing expected by mid-2016

[1] Subject to terms of merger agreement
[2] Based on FormFactor closing price of $7.85 as of February 3, 2016
[3] Based on Cascade Microtech closing price as of February 3, 2016

PAGE 5

©2016 FormFactor Inc.

Company Snapshots

FormFactor Inc.

- Founded in 1993
- Headquartered in Livermore, CA
- FY 2015 Revenue of ~$282M
- ~ 950 Employees
- Leadership in production probe cards for:
  - *Microprocessors, Application Processors, SoCs*
  - *DRAM*
- Locations in 8 countries

CascadeMicrotech®

- Founded in 1983
- Headquartered in Beaverton, OR
- FY 2015 Revenue of ~$144M
- ~ 500 Employees
- Leadership in:
  - *RF Production Probe Cards*
  - *Engineering Probe and Probe Systems*
- Locations in 6 countries



Combining
complementary
Industry Leaders

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©2016 FormFactor Inc.

Global Infrastructure to Serve Global Customer Base


OREGON
MINNESOTA
CALIFORNIA
TEXAS
GERMANY
ITALY
JAPAN
KOREA
CHINA
TAIWAN
SINGAPORE

- FORMFACTOR
- CASCADE MICROTECH

Significant resources deployed close to customers as one **synchronized** worldwide team

FormFactor Inc.

5 Manufacturing Locations: California (3) Japan, China
6 Design locations: California (2), Japan, Korea, Singapore, China
7 International Offices: ~290 customer-facing staff
16 Service and Repair Centers

CascadeMicrotech®

3 Manufacturing Locations: Oregon, Dresden, Munich
4 Design locations: Oregon, Minnesota, Dresden, Munich
6 International Offices: ~across 6 countries
7 Service and Repair Centers

Engineering through Production | Solving Problems For Over 1,000 Active Customers







PAGE: 7

©2016 FormFactor Inc.

Expanding Our Market to Adjacent RF Space ©2016 FormFactor Inc. From Qualcomm-TDK JV Announcement RF Filter Growth Capitalizing on long term trends, as well as short term component growth 50 Filters 2015 2020 Modem + Transceiver FEMiD Module FAMiD Module Envelope Tracker Core Capabilities Core Capabilities PAGE: 100 Filters Filter, Duplexer Antenna Switch Source: Linley Group, June 2015. MIMD – Multi Input Multi Output

©2016 FormFactor Inc. Combining Complementary Leadership Positions from Engineering through Production 2015 Revenue $10M $125M $135M $80M $20M $45M 2015 Estimated Market Size $198M $335M $423M $310M $35M $135M CAGR 6% 4% 5% 6% 6% 8% Production Probe Cards Engineering Test & Measurement ENGINEERING SYSTEMS ENGINEERING PROBES MEMORY ADVANCED NON-MEMORY $246M $385M $517M $391M $44M $185M 2019 Estimated Market Size Application Focus Flash DRAM SoC, AP, MPU, MCU RF, Parametric Reliability, Characterization RF, Characterization PAGE: Sources: VLSIResearch 2015 Probe Card Report, Internal company estimates

Diversification and Expansion of Market Presence and Customer Base 2015 Pro-forma Engineering Production Engineering Production Customer Concentration End Market Production (97%) Engineering (3%) Top Customers 83% Revenue Other (17%) Production (75%) Engineering (25%) Top Customers 62% Revenue Other (38%) ©2016 FormFactor Inc. PAGE:

Market Expansion Expanding served market from $1.0B to $1.4B Entry into engineering systems business provides platform for future expansion in test, measurement & yield improvement Scale & Diversification 2015 pro-forma revenue of $426M (up from $282M) Top 10 customers account for 62% of revenue (down from 83%) Cost Synergies Expect to achieve $10M - $12M in annualized cost synergies within 18-24 months of closing 22%-27% of combined companies 2015 Operating Income Tax Benefits Able to accelerate monetization of FormFactor’s $295M in NOLs Capitalization Optimization Deploying ~$120M in cash and borrowing $150M leverages combined company’s cash flows to drive additional EPS accretion FormFactor Financial Shareholder Value Drivers ©2016 FormFactor Inc. PAGE: 1 Based on FormFactor closing price of $7.85 as of February 3, 2016

Transaction Financing, Pro Forma Capitalization, and Pro Forma Financial Priority ©2016 FormFactor Inc. Sources of Funds 10.4M new FormFactor shares issued, current value of $82M1 $150M of new debt $120M of combined companies’ balance sheet cash Uses of Funds ~$352M of consideration to stockholders Pro Forma Capitalization Combined cash of ~$120M, gross debt of $150M, net debt of $30M Projected LTM gross debt/EBITDA of 2.6x at closing Projected LTM net debt/EBITDA of 0.5x at closing Financial and Capital Return Priority Focus on de-leveraging Near term gross debt/EBITDA target below 2x within 12 months of closing 1 Reference valuation for economic value. Based on FormFactor’s closing price as of February 3, 2016 PAGE:

2015 Pro-forma1 2015 Combined Results Demonstrate Benefit of Scale Efficiencies and Financial Synergies ©2016 FormFactor Inc. $282M $426M Revenue 35% 42% Non-GAAP Gross Margin 8% 12% Non-GAAP Operating Margin $0.37 $0.65 Non-GAAP diluted EPS 1 See Appendix for reconciliation 11% 15% EBITDA Margin PAGE: +

Appendix ©2016 FormFactor Inc.

Pro forma 2015 Reconciliation

(All amounts in 000's except per share amounts)	2015											
	GAAP	Adjustments			Non-GAAP	GAAP	Adjustments			Non-GAAP	Deal (2)	Non-GAAP
		Stock-based	Amort. Of			Cascade	Stock-based	Amort. Of		Cascade	Adjustments	Pro forma
	FormFactor	Compensation	Intangibles	Other (1)	FormFactor	Microtech	Compensation	Intangibles	Restructuring	Microtech	Consolidated	Consolidated
Revenue	$ 282,358	$ -	$ -	$ -	**$ 282,358**	$ 143,978	$ -	$ -	$ -	**$ 143,978**	$ -	**$ 426,336**
Gross margin	85,738	2,651	10,825		**99,214**	80,086	156		248	**80,490**	-	**179,704**
GM%	30.4%				**35.1%**	55.6%				**55.9%**		**42.2%**
Total operating expenses	89,841	(8,924)	(2,684.0)	(798.0)	**77,435**	62,195	(2,669)	(2,458)	(14)	**57,054**	(7,000)	**127,489**
% of revenue	31.8%				**27.4%**	43.2%				**39.6%**		**29.9%**
Operating income (loss)	(4,103)	11,575	13,509	798	**21,779**	17,891	2,825	2,458	262	**23,436**	7,000	**52,215**
% of revenue	-1.5%				**7.7%**	12.4%				**16.3%**		**12.2%**
Other income (expense)	2,832			(2,561)	**271**	(1)				**(1)**	-	**270**
Interest expense (3.25%)	-					-					4,785	**4,785**
Income taxes	252				**252**	5,540	929.0	808	444.0	**7,721**	(5,791)	**2,182**
Net income	$ (1,523)	$ 11,575	$ 13,509	$ (1,763)	**$ 21,798**	$ 12,350	$ 1,896	$ 1,650	$ (182)	**$ 15,714**	$ 8,006	**$ 45,518**
	-0.5%				**7.7%**	8.6%				**10.9%**		**10.7%**
Weighted avg primary shares	57,850				**57,850**						10,431	**68,281**
Weighted avg fully diluted shares	59,069				**59,069**						10,431	**69,500**
Primary EPS	$ (0.03)				**$ 0.38**							**$ 0.67**
Fully diluted EPS	*$ (0.03)*				***$ 0.37***							***$ 0.65***

(1) GAAP total operating expenses includes restructuring charges of $559 and acquisition and integration related expenses of $231.
GAAP other income includes business interruption claim recovery of $1,521 and gain on the sale of intellectual property of $1,040.

(2) "Deal adjustments" are based on expenses and savings that are forecasted to occur during fiscal 2015 as if the business combination had closed effective the first day of fiscal 2015. The adjustments include total operating expense synergies of $7,000, interest expense of $4,785 on $150,000 of term loan debt at an annual interest rate of 3.25% and expected tax savings of $5,791 from utilization of FormFactor's NOLs.
Assumes FormFactor will issue 10,431 shares as part of the transaction.

PAGE: 15
©2016 FormFactor Inc.

2015 EBITDA Reconciliation ©2016 FormFactor Inc. PAGE: (Amounts in $000's) Cascade Deal (1) FormFactor Microtech Adjustments Consolidated EBITDA GAAP Income from operations (4,103) $ 17,891 $ 7,000 $ 20,788 $ Adjustments: Depreciation 10,261 3,109 - 13,370 Amortization of intangibles 13,509 2,458 - 15,967 Stock-based compensation 11,575 2,825 - 14,400 Restructuring 559 262 - 821 Acquisition and acquisition related 231 - - 231 EBITDA 32,032 $ 26,545 $ 7,000 $ 65,577 $ % of revenues 11.3% 15.4% (1) "Deal adjustments" are based on expenses and savings that are forecasted to occur during fiscal 2015 as if the business combination had closed effective the first day of fiscal 2015. The adjustments include forecasted total operating expense synergies of $7,000. Fiscal Year 2015